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                                                                       Exhibit 7

February 4, 2000


Mr. Rodger Van Voorhis                                  CONFIDENTIAL/BY TELECOPY
707 Ivy                                                 ------------------------
Eugene, Oregon 97404


Dear Rodger:

           Yesterday the senior management of FMC authorized FMC Food Tech Group to make a proposal to the AMVC Board for the acquisition by FMC of AMVC. That acquisition will be subject to the negotiation, execution and delivery of a definitive written agreement between FMC and AMVC.

           FMC's willingness to enter into such an agreement with AMVC will be subject to the execution and delivery of a separate agreement between you and Veneer Technology Partners, on the one hand, and FMC, on the other hand, providing for two things: (1) your agreement to acquire Ventek from AMVC after AMVC has been acquired by FMC and (2) your acknowledgment that neither that transaction nor the acquisition of AMVC triggers any obligations to you under any change in control agreement (i.e., "golden parachute") or other severance agreement or policy.

           The purpose of this letter is to confirm your agreement in principle with FMC to each of these items and certain other matters, all as more specifically set forth below. You and FMC agree in principle to the following:

           1.      Acquisition of Ventek. You (or an affiliated corporation or
                   ----------------------
partnership formed for such purpose) (the "Purchaser") will agree to acquire the stock of Ventek from AMVC on the following terms and conditions:

                   a.  Purchase Price. The aggregate purchase price will be $6.2
                       ---------------
                       million payable at closing and comprised of $3.7 million of cash and the surrender and cancellation of debt and notes of AMVC held by you aggregating $2.50 million.

                   b.  Other Financial Terms. Rodger Van Voorhis' obligation to
                       ----------------------
                       Ventek in the amount of approximately $250,000, will be waived immediately after acquiring Ventek. Any cash in Ventek in excess of $150,000 will be paid to AMVC by

Mr. Rodger Van Voorhis
February 4, 2000
Page 2

                    dividend prior to closing. Each of the Purchaser and AMVC will bear its own expenses in connection with the transaction, including those relating to this agreement in principle.

               c.   Representations and Warranties; Closing Conditions. Neither
                    --------------------------------------------------
                    AMVC nor FMC will make representations or warranties to the Purchaser regarding Ventek other than representations and warranties about corporate authority and ownership of stock. The only material closing condition will be the completion by FMC of its acquisition of 100% of the equity of AMVC.

               d.   Other. The Purchaser and Ventek, on the one hand, and AMVC,
                    -----
                    on the other hand, will agree to mutual five-year non-competition agreements and mutual three-year non-solicitation-of-employees agreements. Ventek will receive from AMVC a license for SRC chip sorter and other applicable SRC technology for a forest product field of use.

           2.  Severance Payments. You (and the other individuals who have
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               signed in the places provided below your countersignature) will acknowledge that neither of the aforesaid transactions triggers any obligations to you under any change in control (i.e., "golden parachute") or other severance agreement or policy of either AMVC or Ventek.

           The obligations of FMC and you as to these items will be subject to the negotiation, execution and delivery of a definitive written agreement (and the satisfaction of any conditions set forth therein). It is anticipated that any such agreement would be entered into contemporaneously with the execution and delivery of a definitive written agreement between AMVC and FMC and would close promptly after FMC has acquired 100% ownership of AMVC.

           Nothing herein shall constitute or be deemed to constitute, and the parties hereto do not have, any agreement, arrangement or understanding relating to or for the purpose of acquiring, holding, voting or disposing of any securities of AMVC.

Mr. Rodger Van Voorhis
February 4, 2000
Page 3


           It is understood and agreed that if the definitive written agreements described herein have not been executed and delivered by April 30, 2000, then either party may terminate this agreement in principle by written notice to the other party.

           Because it is FMC's intention to make a proposal to the AMVC Board at its telephonic meeting now scheduled for 4:00 p.m. (Eastern time) today (Friday, February 4, 2000), we respectfully request that you indicate your acceptance hereof no later than 2:00 p.m. (Eastern time) today. You understand that it is our intention to share a copy of this letter with the AMVC Board and to file a copy of this letter, and make related disclosures, in various filings with the SEC.

           Please indicate your acceptance by countersigning and dating in the space provided below and faxing it back to me at 312-861-5897.

                                             Very truly yours,

                                             FMC CORPORATION

                                             By:  /s/Charles H. Cannon
                                                  Charles H. Cannon
                                                  Vice President
                                                    General Manager of Food and
                                                    Transportation Systems
ACCEPTED as of February 4, 2000

/s/Rodger Van Voorhis
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RODGER VAN VOORHIS, personally and
on behalf of Veneer Technology Partners

ACCEPTED as of February 4, 2000 in
respect of Numbered Paragraph 2 herein


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THOMAS THOMPSON


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DOUGLAS HICKMAN


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KENNETH WINDER